

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

VIA US MAIL AND FACSIMILE TO 604-689-0288

Mr. Seamus Young
International KRL Resources Corp.
570 Pender Street W., #789
Vancouver, BC Canada V6C 1H2

> **Re:** **International KRL Resources Corp**
> **Form 20-F/A for Fiscal Year Ended May 31, 2005**
> **Filed December 5, 2005**
> **Response Letter Dated November 9, 2006**
> **File No. 0-50902**

Dear Mr. Young:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief